UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 22, 2023, Bruush Oral Care Inc. (the “Company”) closed a private placement transaction (the “Private Placement”) pursuant to a Securities Purchase Agreement (the “Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with an institutional investor (the “Purchaser”) for aggregate gross proceeds of $500,000.

In connection with the Private Placement, the Company issued a pre-funded common share purchase warrant (the “Pre-Funded Warrant”) exercisable for 10,000,000 common shares of the Company (the “Warrant Shares”) at an exercise price of $0.001, subject to adjustment pursuant to the terms of thew Pre-Funded Warrant.

Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission registering the Warrant Shares under the Securities Act of 1933, as amended within 45 days following the closing date of the Private Placement.

The Company issued and sold the Pre-Funded Warrant and shares of common stock issuable upon exercise of the Pre-Funded Warrant in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and Rule 506 thereunder.

The descriptions of the Agreement, Registration Rights Agreement, and Pre-Funded Warrant set forth above are qualified in their entirety by reference to the full text of those documents, the forms of which are attached hereto as Exhibits 10.1, 10.2, and 10.3, respectively.

Exhibits No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Pre-Funded Common Stock Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	December 22, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer